

December 1, 2022

Fredy Chalco
VP of Corporate Finance
AENZA S.A.A.
Av. Petit Thouars 4957
Miraflores
Lima 34, Peru

> **Re: AENZA S.A.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 16, 2022**
> **File No. 001-35991**

Dear Fredy Chalco :

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that Vizcarra y Asociados S.C.R.L. -Moore Peru played a substantial role in the audits of your December 31, 2020 and 2019 audited consolidated financial statements, but was not registered with the Public Company Accounting Oversight Board ("PCAOB"). It appears that a Form AP was not filed with the PCAOB for the 2021 financial statement year; please tell us if any accounting firms that were not registered with the PCAOB played a substantial role in the audit of your December 31, 2021 audited consolidated financial statements. Given that AENZA S.A.A. is an issuer, Section 102(a) of the Sarbanes-Oxley Act and PCAOB Rule 2100 require that any accounting firm playing a substantial role in the audit of an issuer be registered with the PCAOB. Please tell us how you intend to comply with such requirements for your December 31, 2021 Form 20-F that currently is materially deficient due to the non-compliant consolidated financial statements.

Fredy Chalco
AENZA S.A.A.
December 1, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Juan Mendez